SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings Local 1-2 Plan
TransCanada USA Services Inc., 717 Texas Street, Suite 2400
Houston, Texas 77002

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(K) AND SAVINGS LOCAL 1-2 PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits Notes to Financial Statements	4 5
SUPPLEMENTAL SCHEDULE
Schedule H, Part IV, Line 4i	11
Schedule of Assets (Held at End of Year) as of December 31, 2011
SIGNATURE	12
EXHIBIT INDEX	13
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

TRANSCANADA 401(K) AND SAVINGS
LOCAL 1-2 PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2011 AND 2010
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
The TransCanada 401(k) and Savings Local 1-2 Plan:

We have audited the accompanying statements of net assets available for benefits of the TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 25, 2012

TRANSCANADA 401(K) AND SAVINGS LOCAL 1-2 PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (thousands of dollars)	2011	2010
Assets
Investments at fair value (Note 3)	$17,394	16,793
Notes receivable from participants	1,153	1,028
Net Assets Available for Benefits	$18,547	17,821

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS LOCAL 1-2 PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (thousands of dollars)	2011	2010
Additions
Contributions
Employee contributions	$1,302	1,237
Employer contributions	199	196
	1,501	1,433
Investment Income (Loss)
Net (depreciation)/appreciation in fair value of investments (Note 3)	(513)	1,249
Interest and dividend income	527	365
	14	1,614
Interest on notes receivable from participants	51	51
Total Additions	1,566	3,098

Deductions
Benefits paid to participants	839	910
Administrative expenses	1	11
Total Deductions	840	921

Increase in Net Assets Available for Benefits	726	2,177

Net Assets Available for Benefits
Beginning of Year	17,821	15,644
End of Year	$18,547	17,821

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS LOCAL 1-2 PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1:                 DESCRIPTION OF PLAN

The TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries who are covered under a collective bargaining agreement with the Utility Workers Union of America (UWUA) Local 1-2 Ravenswood.  The Plan excludes employees hired under the Company’s student program.  Employees are eligible for employer-matching contributions when they have completed 11 months of service by the end of a 12 month period with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets. Fidelity Investments Institutional Operations Company serves as the recordkeeper for the Plan.

Vesting

Participants are immediately vested in their contributions, including rollovers, and any earnings thereon. Employer-matching contributions and earnings are vested on the participant’s three year anniversary. Employee rollovers are amounts transferred to the Plan from another qualified plan at the participant’s request.

Payment of Benefits

Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship.  Distributions are made in the form of a lump-sum payment or a rollover to another qualified account.

A participant’s normal retirement age is 65, however, a participant may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.  A participant may receive pension benefits commencing on or after age 55 provided they have terminated their employment with the Company.

In certain circumstances, participants may elect to withdraw all or a portion of their vested matching contributions that have been in their account for a minimum of 36 months, subject to certain conditions.

Forfeitures

As participants are immediately 100 per cent vested in employee contributions and related plan earnings, there are no forfeitures of these amounts.  Employer contributions that are not vested are forfeited if the participant’s employment is terminated for reasons other than death or retirement.

Employee and Employer Contributions

Each year, participants may elect to defer a percentage of their eligible compensation into the Plan subject to an annual limit of the lesser of 50 per cent or $16,500 (2010 - $16,500), subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants age 50 or older who are making deferral contributions may also make catch-up contributions of up to $5,500.  The Company may make discretionary matching contributions, if any, to be determined annually.  For 2011 and 2010, the matching contribution equaled five ninths of the first sixty-three dollars contributed by the participant each pay period.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contributions and Plan earnings.  Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund.  Plan expenses are generally paid by the Company, which is the Plan Sponsor. Participant accounts are charged an administration fee related to their outstanding notes receivable.

Participants are responsible for investment decisions relating to the investment of assets in their account.  The Trustee carries out all investing transactions on behalf of the participant.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 per cent of their vested account balance, reduced by the highest outstanding note balance in their account during the prior 12 month period. Note terms range from one to five years for general notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2011 and 2010 ranged from 4.25 per cent to 9.25 per cent. Principal and interest are paid through payroll deductions.

A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due.  In the event of a default or termination of employment the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.

Investment in TransCanada Corporation

Stock of TransCanada Corporation (TransCanada), parent company of TCUSA, is available to participants in the Plan. Participants may elect to invest up to 10 per cent of their contributions in TransCanada stock.

Administrative Expenses

The Plan Administrator is responsible for filing all required reports on behalf of the Plan.  The Company provides or pays for certain accounting, legal and management services on behalf of the Plan.  The Company has not charged the Plan for these expenses or services. Loans and other transaction specific fees are charged to the accounts of participants electing such transaction.  Certain investment related expenses are presented as a reduction of investment income.

Plan Termination

Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 per cent vested in their accounts.

NOTE 2:                 SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Net (Depreciation)/Appreciation in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.

Purchases and sales of securities are recorded on a trade-date basis.

Notes Receivable from Participants

Notes Receivable from Participants includes the unpaid principal balance plus any accrued interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Fair Value Measurements (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 was issued to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. The guidance in ASU 2011-04 explains how to measure fair value, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU 2011-04 will be effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material impact on the Plan's financial statements.

NOTE 3:                 INVESTMENTS

The Plan invests in various investment securities, including common stock and mutual funds.  Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The Plan’s exposure to credit loss in the event of nonperformance of investments managed by the Trustee is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Fair Value Hierarchy

The Plan’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant outputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III items or transfers between categories in 2011 or 2010. Financial assets measured at fair value on a recurring basis are classified in the Level I fair value category as follows.

	Quoted Prices in Active Markets (Level I)
December 31 (thousands of dollars)	2011	2010
Mutual funds
Balanced	$10,286	10,220
Money Market	2,374	1,756
Equity	2,159	2,187
Fixed Income	2,153	2,317
	16,972	16,480
Common stock and other	422	313
Investments at Fair Value	$17,394	16,793

Significant Investments

The following is a summary of investments which represented five per cent or more of the Plan’s Net Assets Available for Benefits:

December 31 (thousands of dollars)	2011	2010
Fidelity Freedom® 2020 Fund	$2,700	2,589
Fidelity® Retirement Money Market Portfolio	2,374	1,756
Fidelity Freedom® 2015 Fund	2,265	2,134
Fidelity Freedom® 2025 Fund	1,631	1,549
Spartan® U.S. Bond Index Fund	1,312	1,235
Fidelity Freedom® 2035 Fund	1,057	1,081
Fidelity Freedom® 2010 Fund	1,012	1,229
Fidelity Freedom® 2030 Fund	998	961
Fidelity Freedom® Income Fund	*	904

* Investment is less than five percent of net assets available for benefits in indicated year.

Net Increase in Fair Value of Investments

Net (Depreciation)/Appreciation in Fair Value of Investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of dollars)	2011	2010
Mutual funds	$(564)	1,220
Common stock and other	51	29
Net (Depreciation)/Appreciation in Fair Value of Investments	$(513)	1,249

NOTE 4:                 INCOME TAXES

Effective December 15, 2009, the Plan was restated to a volume submitter plan. The Plan obtained its latest determination letter on October 4, 2011 in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the Code. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2011 and 2010, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions, however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 5:                 PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity, the Trustee, therefore these investments qualify as party-in-interest transactions.

In 2011, the Company incurred $6,898 (2010 - $10,689) of administrative expenses, as described in Note 1, on behalf of the Plan. The Company has not charged the Plan for these expenses and they are not reflected within these financial statements.

At December 31, 2011, Plan investments included $420,944 (2010 - $312,030) of TransCanada common stock and $1,083 (2010 - $1,093) in a TransCanada stock purchase account. Transactions involving these investments are permitted party-in-interest transactions.

NOTE 6:                 SUBSEQUENT EVENTS

We have evaluated significant events and transactions that occurred after the financial statement date and determined that there were no events or transactions that would require recognition or disclosure in the Plan's financial statements for the year ended December 31, 2011.

TRANSCANADA 401(K) AND SAVINGS LOCAL 1-2 PLAN

EIN #:	98-0460263
PLAN #:	006

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

*	Fidelity Freedom® 2020 Fund	Mutual Fund	$2,699,919
*	Fidelity® Retirement Money Market Portfolio	Mutual Fund	2,373,882
*	Fidelity Freedom® 2015 Fund	Mutual Fund	2,265,400
*	Fidelity Freedom® 2025 Fund	Mutual Fund	1,631,038
*	Spartan® U.S. Bond Index Fund	Mutual Fund	1,312,017
*	Fidelity Freedom® 2035 Fund	Mutual Fund	1,057,109
*	Fidelity Freedom® 2010 Fund	Mutual Fund	1,012,309
*	Fidelity Freedom® 2030 Fund	Mutual Fund	998,095
	Artisan Mid Cap Value Fund	Mutual Fund	785,799
*	Fidelity Freedom® Income Fund	Mutual Fund	698,902
*	Spartan® 500 Index Fund	Mutual Fund	557,400
*	Fidelity Freedom® 2045 Fund	Mutual Fund	255,567
*	Fidelity Freedom® 2040 Fund	Mutual Fund	220,568
*	Fidelity® Export and Multinational	Mutual Fund	148,391
*	Fidelity® Inflation Protected Bond Fund	Mutual Fund	142,144
	RS Partners CL A	Mutual Fund	140,453
*	Fidelity® Dividend Growth Fund	Mutual Fund	137,506
*	Fidelity® International Discovery Fund	Mutual Fund	136,743
	Hartford Growth CL Y	Mutual Fund	125,100
*	Fidelity Freedom® 2000 Fund	Mutual Fund	97,680
*	Fidelity Freedom® 2050 Fund	Mutual Fund	47,963
	Baron Asset Fund	Mutual Fund	44,300
*	Fidelity® Equity-Income Fund	Mutual Fund	37,259
*	Fidelity® Fund	Mutual Fund	25,227
*	Fidelity® Growth Strategies Fund	Mutual Fund	20,957
	Total Mutual Funds		16,971,728

*	TransCanada Corporation	Common Stock	420,944
*	TransCanada Stock Fund	Stock Purchase Account	1,083

*	Participant Loans	Interest rates ranging from 4.25% to 9.25% maturing through 2026	1,153,638
	Total Assets Held		$18,547,393

* Represents a party-in-interest (Note 5).

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2012

TransCanada 401(k) and Savings Local 1-2 Plan
By:	/s/ Jon A. Dobson
Jon A. Dobson Member Investment Committee TransCanada USA Services Inc.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm